UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT
UNDER

SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
_______________________

EPOLIN, INC.
(Name of Subject Company)

POLYMATHES HOLDINGS I LLC

POLYMATHES ACQUISITION I INC.
(Name of Filing Persons (Offerors))

Common Stock, no par value
(Title of Class of Securities)

294276100
(CUSIP Number of Class of Securities)
_______________________

William J. Golden
Managing Member
Polymathes Holdings I LLC
20 Nassau Street Suite M
Princeton, New Jersey 08542
(609) 945-1690
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copy To:

Nassau Legal Advisory
177 Nassau Street
Princeton, New Jersey 08542

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$2,720,600	$312.00

*
Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by multiplying $0.22, which is the purchase price in the Offer, by the number of outstanding shares of Common Stock (the “Shares”) of Epolin, Inc. (“Epolin, Inc.”) as of May 8, 2012 which consists of 12,366,355 Shares.

**	The amount of the filing fee is calculated with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided for by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$312.00

Form or Registration No:	Schedule TO-T

Filing Party:	Polymathes Acquisition I Inc.

Date Filed:	May 8, 2012

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
☐	Check the following box if the filing is a final amendment reporting the results of the tender offer

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on May 29, 2012, amends and supplements the Tender Offer statement on Schedule TO originally filed on May 8, 2012, as amended (the “Schedule TO”), and relates to a tender offer by Polymathes Acquisition I Inc., a New Jersey corporation (the “Offeror”) and a wholly owned subsidiary of Polymathes Holdings I LLC, a New Jersey limited liability company (“Parent”), to purchase all of the outstanding shares of Common Stock, no par value, of Epolin, Inc., a New Jersey corporation (the “Company”), at a purchase price of $0.22 per Share, paid to the seller in cash, without interest thereon, less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase dated May 8, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).  This Schedule TO is being filed on behalf of the Offeror and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet; Item 4. Terms of the Transaction

In the answer to the question “How will I be notified if the offer is extended?”, set forth in the Summary Term Sheet, the term “10:00 AM, New York City Time” is deleted and replaced by “9:00 a.m., Eastern time”.  Additionally in Section 1 “Terms of the Offer” of the Offer to Purchase, the terms “10 AM New York City time” or “10:00 AM, New York City time” are replaced by “9:00 a.m., Eastern time”.

In the answer to the question “When and how will I be paid for my tendered Shares?”, set forth in the Summary Term Sheet, the phrase “as promptly as practicable after we are legally permitted to do so under applicable federal, state, local or foreign law,” is deleted and replaced by “promptly” and the phrase “Promptly after the acceptance for payment of Shares tendered pursuant to the Offer” is deleted and replaced by “Promptly”.

In the answer to the question “Have any Epolin, Inc. stockholders agreed to tender their Shares?”, set forth in the Summary Term Sheet, the following sentence is added to the end, “The Tender and Voting Agreements represent and control the disposition of 3,515,545 Shares, which is equal to 28.4% of the outstanding Shares.”

In the section “Introduction” of the Offer to Purchase, the following sentences are added to the end of the eighth paragraph.  “The Tender and Voting Agreements represent and control the disposition of 3,515,545 Shares.  The total number of Shares owned or directly or indirectly controlled by other directors, but not subject to the Tender and Voting Agreements, is 241,500 Shares.  If all Shares owned or controlled by all the directors of Epolin, Inc. are tendered, the total Shares number of Shares required to be tendered to meet the Minimum Condition is 2,548,296 Shares.”

In Section 1 “Terms of the Offer” of the Offer to Purchase, third paragraph, the sentence “During a subsequent offering period, we will immediately accept for payment and pay for shares that are validly tendered pursuant to the Offer.” is deleted and replaced by “During a subsequent offering period, we will immediately accept for payment and pay for all shares that are validly tendered pursuant to the Offer.”

In Section 4 “Acceptance for Payment and Payment” of the Offer to Purchase, the sentence “We reserve the right to transfer or assign, in whole or from time to time in part, to Parent, or to one or more direct or indirect subsidiaries of Parent, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve of us of our obligations under the Offer and will no way prejudice the rights of tendering stockholders to receive payments for Shares validly tendered and accepted for payment pursuant to the Offer.” is deleted.

In Section 12 “Purpose of the Offer; the Merger Agreement; Plans of Epolin, Inc.” of the Offer to Purchase, at the end of the subsection “Conditions to the Merger”, the following sentences are added.  “The New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1k-6 et seq.  (“ISRA”) requires an environmental investigation and remediation of properties prior to the sale of most manufacturing businesses or properties.  In anticipation of a potential sale or similar transaction involving Epolin, management engaged a Licensed Site Remediation Professional (“LSRP”) and special environmental counsel in the State of New Jersey.   Pursuant to ISRA, LSRPs will be responsible for the oversight of the environmental investigation and remediation on a site subject to ISRA compliance.  In anticipation of triggering ISRA, Epolin has conducted certain testing to date, including but not limited to obtaining soil and groundwater samples, and further testing and other related actions are expected to be done as part of this ongoing process.    Although Epolin does not anticipate such process will be complete prior to completion of the Offer and closing of the Merger, ISRA does permit closings to occur in these circumstances upon the filing with the New Jersey Department of Environmental Protection of a Remediation Certification, committing to the completion of any necessary remediation, as well as posting and filing a Remediation Funding Source.  These documents need to be certified by Epolin and the LSRP, which Epolin anticipates will be effected prior to completion of the Offer.”

In Section 14 “Certain Conditions to the Offer” of the Offer to Purchase, in last sentence, the phrase “in our sole discretion” is deleted and replaced with the phrase “on a reasonable basis”.  In the Section “Introduction” to the Offer to Purchase, the phrase “and in our sole discretion” is deleted and replaced by the phrase “on a reasonable basis”.   In Section 4 “Acceptance for Payment and Payment” of the Offer to Purchase, the phrase “in our sole discretion” is replaced by the phrase “on a reasonable basis”.

At the end of Section 14 “Certain Conditions to the Offer” of the Offer to Purchase, the following paragraph is added: “Adjusted Cash is defined in the Merger Agreement as “the cash and cash equivalents of the Company as of the Share Acceptance Time less Transaction Expenses.”  Transaction Expenses are defined in the Merger Agreement to mean “any transaction expenses incurred by the Company from the date of execution of this Agreement up to and including the share Acceptance Time, and to be paid in cash, related to investment banking fees, legal fees (corporate and environmental), environmental fees related to the licensed site remediation professional working with the Company, accounting fees related specifically to the transaction contemplated herein and the costs of the Directors’ and Officers’ Insurance as contemplated by Section 6.6 hereof.”  Net Working Capital is defined in the Merger Agreement to mean “(i) the sum of all assets of the Company as of the Share Acceptance Time that would be classified as ‘current assets’ under GAAP, including, but not limited to, cash, cash equivalents, securities receivables (net of doubtful accounts), inventories (less reserves), prepaid expenses and deferred taxes; less (ii) the sum of all the liabilities of the Company as of the Share Acceptance Time that would be classified as ‘current liabilities’ under GAAP, including, but not limited to, accounts payable, accrued expenses and accrued taxes payable.”  Adjusted Net Working Capital is defined in the Merger Agreement to mean “Net Working Capital of the Company less Adjusted Cash.”  For example, scenarios that could trigger the conditions in (a) and (b) could be, but are not limited to, events such as 1) unforeseen transactions costs, which include but not are limited to, additional legal billings related to the public nature of the company, 2) an unusually high accounts receivable write-off, 3) a catastrophic event that destroys the plant, or 4) extremely poor management of the company’s cash flows.  Pursuant to Sections 6.8 and 7.3 of the Merger Agreement, Parent, Purchaser and Epolin have agreed to use reasonable best efforts and good faith to comply with all the closing conditions.”

Item 7. Source and Amount of Funds or Other Consideration

Parent and Purchaser have filed a non-redacted copy of the Commitment Letter as an Exhibit to this Amendment.

In Section 10 “Source and Amount of Funds” of the Offer to Purchase, the term “A redacted copy” is deleted and replaced with “A copy”.

In Section 10 “Source and Amount of Funds” of the Offer to Purchase, at the end of the subsection “Conditions Precedent to the Facility”, the following sentences are added.  “Due diligence, includes but is not limited to, a visit by a financial team, phone discussions with selected customers or suppliers, and a review of insurance policies and coverage.”

In section 10 “Source of Amount of Funds of the Offer to Purchase, the sentence “The Facility will accrue at 14% per annum payable monthly” is deleted and replaced with the following sentences.  “The Facility will accrue at an interest rate of 14% per annum, with 12% payable monthly and 2% accruing to the outstanding balance of the Facility payable at maturity.  The term of the Facility will be five years.  Facility principal may be prepaid out of operating cash flows.  If the Facility principal is prepaid from a recapitalization or outside capital, a prepayment penalty will apply on the following schedule: (1) 5% if the Facility is prepaid during the first 12 months after closing, (2) 4% if the Facility is prepaid during the months 13-24 after closing, (3) 3% if the Facility is prepaid during months 25-36 after closing, (4) 2% if the Facility is prepaid during months 37-48 after closing and (5) 1% if the Facility is prepaid during months 49-60 after closing.  Facility is secured by all of the assets of the Parent and Purchaser.  In the event of default under the Facility, obligations under the Facility will accrue at an interest rate equal to an additional 3% per annum over the rate otherwise applicable for months 1-12 of the default and then 7% thereafter, with such interest payable on demand.  In consideration of Lender providing Facility, Lender shall receive 40% of the fully diluted common stock of Purchaser at closing.  The Facility is conditioned upon the satisfaction of the Minimum Condition immediately prior to funding.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements; Item 8. Interest in Securities of the Subject company

In Section 9 “Certain Information Concerning Parent and Purchaser” of the Offer to Purchase, the following sentences are added to the end of the Section 9.  “Parent and Purchaser entered into a Tender Voting Agreement with both Murray Cohen and James Ivchenko, (collectively, the “Stockholders”), on March 14, 2012, pursuant to which the Stockholders have agreed to tender into the Offer a total of 3,515,545 aggregate Shares, equal to 28.4% of the outstanding Shares, held by them for a price of $0.22 per Share.  Additionally, the Stockholders have irrevocably appointed Parent as a proxy for the Stockholders to vote all Shares as to which Stockholders have voting power and in Stockholder’s name, place and stead, at any annual, special or other meeting or action of the shareholders of Epolin, Inc., as applicable, or at any adjournment thereof, whether before or after the time Parent and Purchaser first accept any Shares for payment pursuant to the Offer, solely for the adoption of the Merger agreement and the approval of the Merger.  Parent and Purchaser have filed a Schedule 13D with the Securities and Exchange Commission to disclose this proxy.”

Parent and Purchaser have filed a Schedule 13D concurrently with this Amendment.

Item 12.  Exhibits.

(a)(1)(A)	Offer to Purchase for Cash, dated May 8, 2012*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(2)	None

(a)(3)	None

(a)(4)	None

(a)(5)(A)	Summary Advertisement to be published in Investor’s Business Daily on May 11, 2012*

(b)	Commitment Letter dated February 17, 2012 (unredacted)

(d)(1)	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Epolin, Inc. with the Securities and Exchange Commission on March 16, 2012)

(d)(2)	Tender and Voting Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Epolin, Inc. with the Securities and Exchange Commission on March 16, 2012)

(d)(3)	Tender and Voting Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Epolin, Inc. with the Securities and Exchange Commission on March 16, 2012)

(g)	None

(h)	None

*       Previously filed.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Polymathes Holdings I LLC

By:	/s/ William J. Golden
Name: William J. Golden
Title: Member
Polymathes Acquisition I Inc.

By:	/s/ John Wachter
Name: John Wachter
Title: CEO
Dated: May 29, 2012